CASTOR MARITIME INC.
Vicotry House, 205 Archbishop Makarios Avenue
Limassol 3030, Cyprus

April 11, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Laura Nicholson, Esq., Special Counsel

Re:	Supplemental Letter with respect to Castor Maritime Inc.
Registration Statement on Form F–4

Dear Ladies and Gentlemen:

Castor Maritime Inc. (the "Issuer") is registering the offer to exchange 1,275,906 registered shares of common stock, par value $0.001 per share (the "Exchange Shares"), for an equivalent number of unregistered shares of common stock that were sold in private offerings (the "Original Shares"), pursuant to the Registration Statement on Form F–4 (the "Exchange Offer") in reliance on the Staff of the Securities and Exchange Commission's position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) no-action letters. The Issuer represents as follows:

1.          The Issuer has not entered into any arrangement or understanding to distribute the Exchange Shares and, to the best of such Issuer's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Shares in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

2.          The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Shares (i) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

3.          The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K under the Securities Act.

4.          The Issuer will include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Issuer that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.

5.          The Issuer will commence the Exchange Offer for the Original Shares when the Form F-4 registration statement is declared effective by the Commission, and the Exchange Offer will remain in effect for a limited time and would not require the Issuer to maintain an "evergreen" registration statement. The Exchange Offer will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934 and any applicable rules and regulations thereunder.

6.          In connection with any resales of Exchange Shares received in exchange for such Original Shares, broker-dealers will be required to represent to the Issuer that it will deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Shares held by the broker-dealer).

7.          The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Shares acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Shares in exchange for such Original Shares pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling SEC No-Action Letter (available July 2, 1993) in connection with any resale of such Exchange Shares.

8.          The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

1.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.
2.
If the exchange offeree is a broker-dealer holding Original Shares acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Shares and (ii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of

Exchange Shares received in respect of such Original Shares pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,

CASTOR MARITIME INC.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chief Executive Officer, Chief Financial Officer and Director